May 30, 2025

Mart  n de los Santos
Executive Vice President and Chief Financial Officer
MercadoLibre, Inc.
WTC Free Zone
Dr. Luis Bonavita 1294, Of. 1733, Tower II
Montevideo, Uruguay, 11300

        Re: MercadoLibre, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-33647
Dear Mart  n de los Santos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services